UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): May 20, 2025

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**110 North Carpenter Street
Chicago, Illinois**
(Address of Principal Executive Offices)
60607
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.07 Submission of Matters to a Vote of Security Holders.

McDonald's Corporation (the "Company") held its 2025 Annual Shareholders' Meeting (the "Annual Meeting") on May 20, 2025. Set forth below are the final, certified voting results for each proposal presented at the Annual Meeting, as reported by Broadridge Financial Solutions, Inc., the Company's independent inspector of election.

Proposal 1: The election of 11 nominees to the Company's Board of Directors, each to hold office until the Company's 2026 Annual Shareholders' Meeting and until his or her successor has been elected and qualified.

Name	For	Against	Abstain	Broker Non-Votes
Anthony Capuano	502,830,112	4,975,785	785,730	92,190,173
Kareem Daniel	500,114,135	7,688,697	788,795	92,190,173
Lloyd Dean	492,877,416	14,591,147	1,123,064	92,190,173
Catherine Engelbert	495,593,281	12,214,385	783,961	92,190,173
Margaret Georgiadis	498,149,102	9,373,721	1,068,804	92,190,173
Michael Hsu	482,570,142	25,216,051	805,434	92,190,173
Christopher Kempczinski	457,257,542	48,596,569	2,737,516	92,190,173
Jennifer Taubert	501,847,722	6,011,116	732,789	92,190,173
Paul Walsh	475,655,397	32,077,734	858,496	92,190,173
Amy Weaver	500,388,315	7,113,832	1,089,480	92,190,173
Miles White	480,433,531	27,336,711	821,385	92,190,173

Proposal 2: An advisory proposal to approve executive compensation.

For	Against	Abstain	Broker Non-Votes
477,245,245	29,427,948	1,918,434	92,190,173

Proposal 3: A proposal to ratify the appointment of Ernst & Young LLP as independent auditor for 2025.

For	Against	Abstain	Broker Non-Votes
569,670,614	30,164,972	946,214	0

Proposal 4: An advisory shareholder proposal requesting a report related to oversight of advertising risks.

For	Against	Abstain	Broker Non-Votes
6,129,398	496,714,551	5,747,678	92,190,173

Proposal 5: An advisory shareholder proposal requesting disclosure on climate transition plans.

For	Against	Abstain	Broker Non-Votes
52,706,755	450,336,420	5,548,452	92,190,173

Proposal 6: An advisory shareholder proposal to revisit diversity, equity, and inclusion in executive compensation.

For	Against	Abstain	Broker Non-Votes
7,168,538	498,794,199	2,628,890	92,190,173

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 23, 2025

By: /s/ Jeffrey J. Pochowicz

Jeffrey J. Pochowicz
Vice President – Associate General Counsel and
Corporate Secretary